Exhibit 99.1

News Release
2016 Exploration Update: West Africa
Positive Drill Results for B2Gold's Fekola and Kiaka Projects

Vancouver, June 29, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce an exploration update for its Fekola and Kiaka projects in West Africa (Mali and Burkina Faso, respectively). All dollar figures are in United States dollars unless otherwise indicated.

Highlights of the new drill results include 15.50 metres at 8.49 g/t (grams per tonne) gold from a diamond drill hole north of the Fekola deposit; 26 metres at 5.44 g/t gold from reverse circulation drilling in a new zone of saprolite-hosted gold mineralization in the Fekola area; and 16 metres at 4.16 g/t gold, including 6 metres at 9.90 g/t gold, intersected in a new target area during the reconnaissance aircore drilling program in the Kiaka area.

The significance of the highlighted (outlined below) and previous positive drill results (released in January this year) at the Fekola project is that they demonstrate the potential for the area to host additional zones of open-pittable gold mineralization similar to the Fekola deposit, as well as significant zones of saprolite-hosted gold mineralization. In addition, deeper drilling below the Fekola deposit returned positive results that indicate the potential for underground mining in the future. Based on the exploration potential and success to date, the Company is constructing the Fekola mine with a +25% design factor. This means that the throughput of ore at Fekola could reach up to 5 million tonnes per year in the initial years of production, beyond the optimized feasibility study's1 estimated throughput of 4 million tonnes per year. This increase may only require approximately $15 million to $20 million of additional capital expenditure and could potentially increase annual production by up to 20% (subject to final mine planning), surpassing initial projections of approximately 350,000 ounces of gold per year.

To date at the Kiaka project, the positive exploration drill results at the new Toega prospects near the Kiaka deposit indicate the presence of new, potentially higher-grade gold zones. Preliminary internal studies indicate that combining the potential higher-grade ore from the Toega zones with ore from the lower-grade Kiaka deposit could have a very positive effect on the economics of the project. An aggressive 2016 exploration drilling program is intended to further explore and conduct infill drilling at the new, higher-grade gold zones along with metallurgical testing and base line permitting work. The Company's objective is to release an initial resource estimate on the main Toega prospect by the end of 2016.

1For additional details regarding the optimized feasibility study, please refer to the Company's news release dated June 11, 2015 or the technical report in respect of the optimized feasibility study which is filed under the Company's corporate profile on SEDAR at www.sedar.com.

Based on the positive drill results to date, the exploration budget for West Africa has been increased by $5.5 million, from $9.8 million to approximately $15 million. The 2016 exploration budget at the Fekola and Kiaka projects is now $11.4 million and $3.6 million, respectively. B2Gold's total global exploration budget for 2016 is now $35.4 million.

Exploration Results:

Fekola project – Mali

Fekola exploration:

The Company is currently exploring targets near its 3.72 million ounce gold2 open-pittable Fekola deposit, which is under construction. Elsewhere in the Fekola area, the Company is following up on recent exploration successes announced earlier this year (refer to B2Gold's "2015 Exploration Update" news release dated January 20, 2016). For 2016, a total of 98,500 metres of combined diamond, reverse circulation, aircore and auger drilling have been budgeted to advance exploration targets.

Kiwi zone
The Kiwi zone is located approximately 640 metres north of the proposed pit limits of the Fekola deposit. At Kiwi, exploration is targeting a potential new ore shoot, similar to the shallowly north-northwest plunging, main high-grade portion of the Fekola deposit. The shoot occurs approximately 400 metres up-dip from the Fekola Deeps zone in what appears to be a separate and distinct zone of mineralized folds within the Fekola shear zone. So far in 2016, three drill holes totalling 741 metres have been drilled into Kiwi.

Highlights from the Kiwi zone include:

Hole ID	From	To	Length (m)	Au g/t
FKD_187	189.85	198.00	8.15	1.95
FKD_188	240.10	244.70	4.60	11.80
and	278.35	285.00	6.65	4.53

Additional drilling is planned at the Kiwi zone for later in the year.

2Probable mineral reserve estimates as disclosed in the Fekola optimized feasibility study

Weaver zone
The Weaver zone is located approximately 2.5 kilometres north of the Fekola pit. Structural and lithological modeling of historical drill data suggests that prospective stratigraphy and the shear zone controlling gold mineralization at the Fekola deposit persist along strike to the north of the Fekola pit. To date, one new hole totalling 240 metres has been drilled into the Weaver target.

Hole FKD_189 intersected:

Hole ID	From	To	Length (m)	Au g/t
FKD_189	135.10	150.60	15.50	8.49

Weaver may represent a previously unrecognized shoot-like structure, similar to the Fekola deposit, within the Fekola shear zone.  Follow up drilling of this new, high-grade result is currently underway.

Fekola regional exploration:

In addition to exploration near the Fekola deposit, the Company is also conducting a Fekola regional exploration program.

Anaconda zone
Within the Fekola area, ongoing drilling continues to define a significant, near-surface zone of saprolite-hosted gold mineralization at the Anaconda zone. To date, gold mineralization has been intersected within an area 1,300 metres long by 600 metres wide, across an average drill length of 23 metres. Drill lengths are estimated to represent approximately 86% of true thickness. In 2016, 12,589 combined metres of aircore and reverse circulation drilling have been completed to date.

Highlights from Anaconda include:

Hole ID	From	To	Length (m)	Au g/t
MSAC_299	20.00	37.00	17.00	2.65
MSAC_303	4.00	12.00	8.00	4.85
MSAC_307	49.00	57.00	8.00	3.88
MSAC_308	4.00	24.00	20.00	2.98
MSAC_311	6.00	21.00	15.00	1.86
MSAC_312	12.00	20.00	8.00	2.69
MSAC_314	31.00	41.00	10.00	3.85
MSAC_323	10.00	29.00	19.00	1.91
MSAC_338	13.00	34.00	21.00	2.68
MSAC_347	3.00	26.00	23.00	2.80
MSAC_348	38.00	50.00	12.00	2.29
MSAC_349	31.00	49.00	18.00	5.51
MSAC_350	9.00	22.00	13.00	1.95
MSAC_421	12.00	20.00	8.00	2.51
MSAC_447	14.00	30.00	16.00	2.72
MSAC_449	11.00	22.00	11.00	1.97
MSAC_494	5.00	17.00	12.00	6.92
MSAC_532	9.00	27.00	18.00	1.41
MSAC_551	6.00	17.00	11.00	2.14
MSAC_553	15.00	35.00	20.00	1.08
MSAC_561	20.00	37.00	17.00	3.05
MSAC_636	5.00	19.00	14.00	2.03
MSR_096	25.00	33.00	8.00	6.76
MSR_097	21.00	30.00	9.00	4.36
MSR_101	14.00	40.00	26.00	5.44
MSR_103	10.00	36.00	26.00	2.77
MWBH_001	30.00	41.00	11.00	2.34

Note: The above reported intervals of saprolite-hosted gold mineralization are >0.2 g/t gold, with a maximum of 5 m internal waste.

Adder zone
The Adder zone comprises saprolite-hosted gold mineralization located immediately west of and contiguous with Anaconda. Mineralization at Adder occurs within a northerly trending linear zone approximately 2,450 metres long by 250 metres wide, across an average drill hole length of 18 metres. Drill lengths are estimated to represent approximately 86% of true thickness. In 2016, 8,484 metres of combined aircore and reverse circulation have been completed to date at Adder.

Highlights from Adder include:

Hole ID	From	To	Length (m)	Au g/t
MSAC_185	8.00	12.00	4.00	5.14
MSAC_192	13.00	36.00	23.00	2.78
MSAC_199	10.00	22.00	12.00	1.71
MSAC_200	11.00	27.00	16.00	2.10
MSAC_376	6.00	27.00	21.00	1.69
MSAC_379	6.00	19.00	13.00	1.68
MSAC_382	7.00	15.00	8.00	3.70
MSAC_403	7.00	15.00	8.00	2.71
MSAC_405	5.00	17.00	12.00	1.91
MSAC_436	36.00	40.00	4.00	9.54
MSAC_471	18.00	36.00	18.00	1.95
MSAC_472	13.00	20.00	7.00	5.43
MSAC_475	13.00	34.00	21.00	3.02
MSAC_476	22.00	34.00	12.00	3.22
MSAC_577	3.00	9.00	6.00	5.06
MSAC_587	19.00	30.00	11.00	3.67
MSAC_593	19.00	33.00	14.00	1.86
MSAC_594	10.00	26.00	16.00	2.92
MSAC_595	28.00	36.00	8.00	3.08
MSAC_610	4.00	13.00	9.00	2.43
MSAC_743	49.00	51.00	2.00	18.46
MSR_105	13.00	31.00	18.00	1.74

Note: The above reported intervals of saprolite-hosted gold mineralization are >0.2 g/t gold, with a maximum of 5 m internal waste. At both Anaconda and Adder, combined aircore and reverse circulation drilling has been completed on 40 metre by 40 metre spaced centres. Resource evaluation studies for these areas are to be completed later this year.

Additional target areas
Additional zones of saprolite-hosted gold mineralization have been discovered at Mamba and Boomslang, which occur approximately 1 kilometre east of Adder and Anaconda, respectively. Highlights from these new areas include MSAC_236, 8 metres at 1.36 g/t gold from 14 to 22 metres downhole (Boomslang) and MSAC_275, 8 metres at 2.72 g/t gold from 18 to 26 metres downhole (Mamba). Follow up work in these target areas is planned for later in 2016.

Additional drilling has also been conducted at the Cobra zone, located approximately 1,400 metres east of the Boomslang zone. Cobra has a strong element of structural control and has been defined over a strike length of 2 kilometres and averages approximately 20 metres in width. Highlights from the zone of saprolite-hosted gold mineralization at Cobra include MSAC_131, 20 metres at 4.07 g/t gold from 29 to 49 metres, and MSAC_121, 17 metres at 2.97 g/t gold from 22 to 39 metres.

Drilling is ongoing at the new saprolite-hosted gold zones as well as additional targets in the Fekola area. Moreover, internal studies are currently underway to determine whether the new discoveries contain sufficient resources to supplement the Fekola project or if they constitute a viable, standalone gold project. The widespread occurrence of gold in saprolite is viewed as a positive indication of the potential for underlying bedrock-hosted gold mineralization.

About Fekola
The Fekola project is located in southwestern Mali in the regional province of Kayes, approximately 365 kilometres west of the capital, Bamako. On June 11, 2015, the Company announced robust results from Fekola's optimized feasibility study. Based on probable mineral reserves, the current average annual production for the first seven years is approximately 350,000 ounces of gold per year at average cash operating costs of $418 per ounce of gold (based on low-grade stockpiling in the initial years of operation) and for the 12.5-year life of mine plan, approximately 276,000 ounces of gold per year at average cash operating costs of $552 per ounce of gold. The Fekola mine is currently under construction, and is on schedule and on budget to commence production in late 2017.

Kiaka regional exploration – Burkina Faso

In addition to the exploration program at the Fekola project in Mali, the Company is also conducting a regional exploration program at the Kiaka project in Burkina Faso.

The initial positive drill results from the discoveries at the new Toega prospects in the Kiaka area were presented earlier this year (refer to B2Gold's "2015 Exploration Update" news release dated January 20, 2016). Results included up to 106 metres at 2.21 g/t gold from 75 metres in hole NKRC047. In 2016, a total of 12,320 metres of combined reverse circulation and diamond drilling are budgeted in order to better define the limits of the new zones of gold mineralization and to explore the immediate area for additional mineralization. A program of infill drill holes and metallurgical testing on known mineralization commenced on May 31, 2016, and is ongoing.

In addition, a reconnaissance aircore drilling program to the east of known mineralization intersected 16 metres at 4.16 g/t gold, including 6 metres at 9.90 g/t gold associated with quartz veining hosted in siltstone in hole NKAC_012.

Additional results from the new discoveries will be released as they become available later this year.

About Kiaka
The Kiaka project is located in southcentral Burkina Faso, approximately 140 kilometres southeast of the capital, Ouagadougou. Kiaka is one of the largest undeveloped gold resources in West Africa, and contains measured mineral resource estimates of 27.3 million tonnes at 1.09 g/t gold for 953,000 ounces; indicated mineral resource estimates of 96.8 million tonnes at 0.96 g/t gold for 2.99 million ounces; and inferred mineral resource estimates of 27.3 million tonnes at 0.93 g/t for 815,000 ounces3.

3The mineral resource estimate for the Kiaka project was prepared as of January 8, 2013 by Ben Parsons, MSc, MAusIMM (CP), principal consultant for SRK Consulting (UK) Limited, a Qualified Person as defined under NI 43-101. The estimate reflects the attributable mineral resources based on B2Gold Corp's 81% interest in the Kiaka project. Mineral resources are estimated using best practices as defined by the CIM and reporting of mineral resources is compliant and in accordance with the disclosure requirements of NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Mineral resource numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

About B2Gold

B2Gold is a Vancouver-based, international gold mining company with four operating mines, one mine under construction and numerous exploration projects across four continents in various countries, including Nicaragua, the Philippines, Namibia, Mali and Burkina Faso. Construction of B2Gold's Fekola mine in southwest Mali is on schedule and on budget, and is projected to commence production at the end of 2017. As a result, B2Gold is well positioned to maintain its low-cost structure and growth profile, with production increasing to approximately 800,000 to 850,000 ounces annually by 2018.

B2Gold's Quality Assurance/Quality Control

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core, reverse circulation and aircore drilling sample strings. The results of the control samples are evaluated on a regular basis with batches re-analysed and/or resubmitted as needed. All results stated in this announcement have passed B2Gold's quality assurance and quality control ("QA/QC") protocols. Tom Garagan, Senior Vice President Exploration, is the Qualified Person as defined under National Instrument 43-101, who has reviewed and approved the contents of this news release.

Analytical methods:
The primary laboratory for Fekola is SGS Laboratories in Bamako, Mali, where samples are prepared and analyzed using 50g fire assay with atomic absorption finish and/or gravimetric finish. Bureau Veritas in Abidjan, Cote d'Ivoire is the umpire laboratory.

The primary laboratory for Kiaka regional exploration is ALS Minerals Laboratories in Ouagadougou, Burkina Faso, where samples are prepared and analyzed using 50g fire assay with atomic absorption finish and/or gravimetric finish. Bureau Veritas in Abidjan, Cote d'Ivoire is the umpire laboratory.

ON BEHALF OF B2GOLD CORP.

"Tom Garagan"
Senior Vice President of Exploration

For more information on B2Gold please visit our website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.
This news release includes certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements with respect to future events or future performance, production estimates, anticipated operating and production costs, budgets and statements regarding anticipated or planned exploration, development, construction, production, permitting and other activities on the Company's properties and the results thereof, including the construction and potential production from the Fekola mine by the end of 2017, the projections contained in the Fekola optimized feasibility study and Kiaka pre-feasibility study, including the estimated annual gold production, cash operating costs and mine life at Fekola and Kiaka, the planned exploration at Fekola and Kiaka and the results thereof, estimates of true thicknesses, the identification of potential new mineral resources, mineralization or discoveries; the potential for underground mining at Fekola, the potential throughput at Fekola of up to 5 million tonnes per year in the initial years of production, the estimated capital expenditures required to reach such throughput and the potential to increase estimated production at Fekola; the effect of adding mineralization from the Toega prospect on the economics of the Kiaka project and the release of a gold resource estimate on the main Toega prospect by the end of 2016; and the Company producing approximately 800,000 to 850,000 gold ounces per year by 2018. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements.

Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including the assumptions contained in the Fekola optimized feasibility study and Kiaka pre-feasibility Study; risks associated with the uncertainty of reserve and resource estimates; volatility of metal and currency prices; risks and dangers inherent in exploration, development and mining activities; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; litigation risk; risks related to hedging activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; changes in tax laws; and community support for operations; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company's forward -looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. The Company~~'~~'s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this news release regarding mineral properties was prepared in accordance with NI 43-101, which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term "resources", which are not "reserves". U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute "reserves" by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC's disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC. Investors are specifically cautioned not to assume that any part or all of "indicated mineral resources" or "inferred mineral resources" will ever be converted into SEC defined mineral reserves. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies, which are not based on "reserves", U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". In addition, the definitions of "reserves" and related terms under NI 43-101 and the SEC's Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC's Industry Guide 7. For the above reasons, information contained in this news release that describes the Company's mineral reserve and resource estimates or that describes the results of the Fekola optimized feasibility study or Kiaka pre-feasibility study is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.